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Automating Cannabis Manufacturing



Jiko.

sortingrobotics.com Los Angeles CA

B2B

LEAD INVESTOR

Robby Pinnamaneni

Sorting Robotics is at the forefront of cannabis and technology by developing IP (robots) to automate the manufacturing and co-packing process. These supply chain improvements exist in other established industries, but not in cannabis at scale. Sorting Robotics is a leader in this space with one of the strongest management teams that include rocket scientists and former NASA/JPL employees. Importantly - they are a team I trust and have become close with over time. Trust is paramount in this space and the management team has garnered that from customers, investors, and peers.

Invested $5,000 this round & $200,000 previously

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OVERVIEW ASK A QUESTION

Featured Investors

Investors include

Y Combinator (YC) | Splash Capital | Night Owl Ventures | Robby Pinnamaneni

Highlights

1. $3M+ previously raised
2. Y Combinator W19 batch
3. Tripled revenue from 2021 to 2022
4. Cashflow positive in 2023.
5. Customers have used our products to generate $100M+ in product.
6. Founding team has two previous exits.
7. Management team has started multiple businesses in ecommerce and manufacturing.
8. Team from NASA, UC Berkeley, Pepperdine with advanced degrees in engineering and business.

Our Team



Nohtal Partansky Founder and CEO

Was a lead cognizant engineer on the Moxie experiment on the Mars NASA rover, Perseverance.



Cassio Elias CTO

Serial Entrepreneur with multiple exits.



Andrew Wells CoS

MBA & Entrepreneur

SHOW MORE

Sorting Robotics: Automating Cannabis Manufacturing



Our Founding Story -

Nohtal Partansky, an accomplished entrepreneur and *ex-NASA-JPL engineer*, teamed up with fellow co-founders Cassio Santos and Sean Lawlor to create Sorting Robotics after their collaborative experience at NASA's Jet Propulsion Laboratory. Over half a decade, Nohtal has steered the company in developing innovative robotic solutions for cannabis producers and vertically integrated businesses, addressing the automation shortcomings he witnessed in the sector that negatively impacted the value chain and profit margins.





As the Founder and CEO of Sorting Robotics, Nohtal presently oversees the implementation of AI-powered robotics and automation throughout North America. Importantly, during his time at NASA-JPL, he played a key role as a cognizant engineer in the MOXIE project, which now generates oxygen from Mars' atmosphere on the planet's surface.

Our initial focus is on the cannabis market. Given its emerging nature, many of its processes remain manual.

Why Sorting Robotics?

In the cannabis processing and production sectors, a considerable reliance on manual labor is evident. Each stage, from refining raw product to the intricate preparation of consumables, demands hands-on intervention, which, while potentially ensuring a degree of artisanal finesse, usually introduces inconsistencies and elevated operational costs. For C-suite executives and discerning investors, it's clear that as the industry matures, there's an impending demand for sophisticated automation solutions that can seamlessly combine high-quality outputs with operational efficiency.





I want a world where all repetitive manual labor tasks are done autonomously; then people can focus their efforts on helping others and being creative. Every day I work towards this goal. - Nohtal Partansky, Co-Founder & CEO.

The cannabis market is still a wide open market with very few competitors in the space. Sorting Robotics is poised to capitalize on this industry.

Company Ethos and Brand Story



Cannabis Industry Focus: Pre-Roll Production

The manufacturing of pre-rolled cannabis and hemp products is still a labor intensive process within the cannabis industry. We knew there was a better way using automation and robotics. As a category, pre-rolls are a very lucrative piece of the overall cannabis industry due to growing demand.

Pre-Roll sales grew 13.4% in the US, and 36.5% in Canada, vastly outperforming other cannabis product categories.

OUR BEACHHEAD NICHE IS THE CANNABIS MARKET. AS A NASCENT INDUSTRY, MOST PROCESSES ARE NOT AUTOMATED.

SORTING ROBOTICS AUTOMATES THOSE PROCESSES USING MECHANICAL DESIGN, COMPUTER VISION, & A.I.

70% of cannabis production is still done by hand*

SORTING ROBOTICS IS THE MARKET LEADER SERVING SOME OF THE LARGEST OPERATORS IN NORTH AMERICA

*Data taken from customer interviews in US and Canada
2

Cannabis is undergoing a revolution of change as it moves from prohibition to federal legalization. This revolution is accompanied by the building of a foundation of brands, distribution, and manufacturing. Sorting Robotics is defining the industry standards for manufacturing cannabis products and by becoming an investor you can participate in forging the building blocks of a new industry.

Our initial focus is on the cannabis market. Given its emerging nature many of its processes remain manual.
Pre-rolls and Infused Pre-rolls are the fastest growing segments in the cannabis industry - Pre-roll sales grew 13.4% in the US, and 36.5% in Canada, vastly outperforming other cannabis product categories.
Sorting Robotics' current focus is automating Pre-roll and Infused Pre-roll production for the industry.
3

Seven Unique Product Offerings
Sorting Robotics In-House IP
omni
• Canadian Patent Pending
• US Patent Pending
J!ko.
• Canadian Patent number 3,110,385
• US Patent Pending 17/180,697
Stardust
• Canadian Patent Pending
• US Patent Pending
J!ko+
• Canadian Patent Pending
• US Patent Pending
Mars
mayweather
SORTING ROBOTICS
Exclusive U.S. Distributor
AuraX
The Aura-X is an impactiul tool, empowering its owner to produce vast quantities of pre-rolls in any size using infused and non-infused material while upholding superior quality.
4





We currently offer seven different products to automate the production of pre-rolls in the cannabis and hemp markets. Our devices range from filling of vape cartridges, creation of pre-rolls, infusion of pre-rolls, and pick and pack solutions for end of line packaging. We build all of these systems with 21st century robotics components and all of our designed machines are built in the United States to offer unparalleled quality.

Leading with Customer Acclaim



Jiko provides "...The speed, the throughput. Being able to present your customers with a higher quality product in the marketplace."

Paul Ta

Founder @ Blenz

5

The customer is the cornerstone of what we build at Sorting Robotics. Our Jiko Care program and white-glove installation and customer success act as a key differentiator in the market.



We serve the world's most innovative cannabis companies
SETTING THE STANDARD
nova FARMS
DANK CZAR
PACIFIC STONE
DECIBEL CANNABIS COMPANY
CHOICE LABORATORIES
KARMA ORIGINALS
BE MORE BLUNT
BLUE FOX BRANDS
REVBRANDS
cannabistry
THE HEIRLOOM COLLECTIVE
iLAVA
SUNMED GROWERS
SUNMED LABS
Medicine from the Sun
ROSE CITY
blenz
aphria
6

Innovative Solutions



Blending Multiple Components for a Unified Solution

Streamlined Integration: Connects components via in-house firmware for efficient workflows.

Data-Driven Decisions: Harness data analytics to refine strategies and maximize ROI.

Scalable Solutions: Adapt to demands with a fully-automated production process.

7

Business Model

PURCHASE

- $90,000 - $250,000 USD one-time
- 85% Gross Margin

ROBOTICS-AS-A-SERVICE (RaaS)

- $4,000 - $10,000 MRR
- 5 months to ROC

- $10,000 Annual Recurring Revenue
- Additional profit centers includes accessories and consumables

- Additional profit centers includes professional services

8

TTM Revenue $6.0M

Revenue increased by 3.0x from 2021 to 2022. Projected revenue is $7M in 2023.



9

Our growth trajectory shows how are ability to execute and how much our customers love us. After entering the cannabis market in 2021 we have built a reputation for high quality products and we have forged tight partnerships with our customers that can be easily observed by our referrals and revenue growth rate.

Go to Market



$5B Pick & Place Market

$1.5+ Billion Cannabis

$18+ Billion Life Sciences

$48+ Billion Hospitality

FULLY AUTOMATED MANUFACTURING

IOT AND AI DRIVEN TECHNOLOGY

DEFENSIBLE IP UNDER A UNIFIED PLATFORM

10

We have moved from e-commerce into cannabis and we will expand horizontally from cannabis to other verticals by applying the same automation platform to other applications. We have been able to prove expertise in several different domains and have been able to execute effectively. Investing in Sorting Robotics is not just investing in the future of cannabis robotics; it is investing in a robotics company that is going to change the future of manufacturing around the world.

Press and Brand Awareness


Forbes
FORBES > LIFESTYLE > VICES
Manufacturing A Specialized New, Infused Pre-Roll? There's A Robot For That
Joan Oleck Contributor
Joan Oleck is a freelance writer based in Northampton, Mass.
Follow
Listen to article 8 minutes


RollingStone
MUSIC
CULTURE COUNCIL
The Cannabis Industry's Efficiency Challenge: How Technology Is Leading The Way
The Fourth Industrial Revolution is a game-changer for cannabis businesses, providing leaders with the tools they need to grow and scale their operations effectively and profitably.
BY PETER SU
APRIL 11, 2023


cannabis tech today
DEEPAK CHOPRA
High-Quality Pre-Rolls

A team built for execution

12
Team Members
7 Technical
5 Admin/Sales


Nohtal Partansky
Founder and CEO
Former NASA-JPL Engineer.


Cassio Santos
Founder and CTO
Serial Entrepreneur.


Alex Branchi
Director of Production
Expert in Large Scale Manufacturing


Nuri Moon
Accounting
Bookkeeping & Management


Ben Arreguy
Director of Sales
7 years in cannabis technical sales


Andrew Wells
Chief of Staff and Marketing
MBA & Entrepreneur

At Sorting Robotics we are constantly investing in our most important asset, the people. We only choose the best to work here because robots are hard and everyone that works at Sorting Robotics has the grit required of any fast moving startup that will be successful. Additionally, we have found that the difference between a good company and a great company is the culture. Culture is how we build new products in a fifth the time for half the cost; our unfair advantage is a symphony of individuals all building to a singular vision, a unified exit.

A board of advisors providing strategic guidance


Randolph Yiap
Advisor
Current Counsel at GoodRx
M&A for Public Corporations
Cornell Law


Cooper Hefner
Advisor
Fmr. Chief Global Partnerships
Plby Grp Inc.
Partner Noble Capital
USAF Reserves (Active)



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Sorting Robotics is testing the waters to evaluate investor interest. No money or other consideration is being solicited; if sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and, then, only through Wefunder. Any indication of interest has no obligation or commitment of any kind.